## FIRST DERIVATIVE TRADERS, LP
## STATEMENT OF CASH FLOW
## FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOW FROM OPERATING ACTIVITIES

| | |
|---|---:|
| Net income | $ 1,616,322 |
| (Increase) decrease in | |
|     Funds held in clearing firm | 252,810,820 |
|     Funds from PHLX | (74,018) |
|     Securities owned | |
|         Options securities | (252,932,391) |
| Increase (decrease) in | |
|     Accounts payable and accrued expenses | (30,458) |
|     Due to clearing broker | 904 |
|     Securities sold but not purchased | |
|         Equities | 1,371,244 |
| | |
| Net cash provided by operating activities | 2,762,423 |

CASH FLOW FROM FINANCING ACTIVITIES

| | |
|---|---:|
| Capital withdrawals by partners | (2,707,531) |
| Net cash used in financing activities | (2,707,531) |
| | |
| Net increase in cash | 54,892 |
| Cash at the beginning of the year | 169,509 |
| Cash at the end of the year | $224,401 |

SUPPLEMENTAL DISCLOSURE ON CASH FLOW INFORMATION:

| | |
|---|---:|
| Cash paid during the year for: | |
|     Interest | 18,634 |
|     Taxes | - |